Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217602

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 22, 2017)

6,470,000 Shares

COMMON STOCK

This prospectus supplement updates, amends and supplements the selling stockholders table and related footnotes contained in the prospectus dated May 22, 2017 (the “Prospectus”), which Prospectus forms a part of the Registration Statement on Form S-3 (File No. 333-217602) (the “Registration Statement”) of Endologix, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 6,470,000 shares of our common stock, par value $0.001 per share, that are issuable upon the exercise of outstanding warrants previously issued to the selling stockholders named in this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ELGX.”

You should read carefully this prospectus supplement, the Prospectus, the documents incorporated by reference herein and therein, and the Registration Statement before you invest. See “Risk Factors” beginning on page 3 of the Prospectus for information on certain risks related to the purchase of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 17, 2018.

The selling stockholders table and related footnotes in the section entitled “Selling Stockholders” in the Prospectus is hereby amended and supplemented by the following information:

SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of the selling stockholders that are offering shares of our common stock pursuant to this prospectus supplement and the Prospectus.

The selling stockholders identified below may currently hold or acquire at any time common stock in addition to the shares registered hereby. Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Partners, L.P. (collectively, the “Deerfield Lenders”) and Deerfield International Master Fund, L.P. acquired Warrants to purchase up to an aggregate of 6,470,000 shares of our common stock which are offered under the Prospectus pursuant to a Facility Agreement with us dated April 3, 2017. On January 1, 2018, Deerfield International Master Fund, L.P transferred Warrants to purchase 1,203,420 shares of our common stock to Deerfield Partners, L.P. in a private transaction. The Warrants originally issued pursuant to the Facility Agreement on April 3, 2017 are referred to herein as the “2017 Warrants.”

On August 9, 2018, we and each of the Deerfield Lenders entered into an Amended and Restated Credit Facility (the “Amended Facility Agreement”), pursuant to which the Company issued Amended and Restated First Out Waterfall Notes to each of the Deerfield Lenders. The First Out Waterfall Notes issued to the Deerfield Lenders are convertible into an aggregate of 14,300,000 shares of our common stock, upon the terms, and subject to the conditions, set forth therein, and were allocated equally among the Deerfield Lenders. In addition, we may issue up to a maximum of 2,526,800 shares (“Interest Payment Shares”) of our common stock to the Deerfield Lenders pursuant to the Amended Facility Agreement in lieu of paying cash to satisfy a portion of its obligation to pay interest owed to Deerfield with respect to the first-out waterfall loans.

In connection with the execution of the Amended Facility Agreement, we issued to the Deerfield Lenders Warrants (the “2018 Warrants”) to purchase an aggregate of 8,750,001 shares of our common stock at an exercise price equal to $4.71 per share. The 2018 Warrants were allocated equally among the Deerfield Lenders.

The number of shares of our common stock into which the 2017 Warrants, 2018 Warrants and Amended and Restated First Out Waterfall Notes are exercisable or convertible and the exercise price of 2017 Warrants and 2018 Warrants are subject to adjustment to reflect any stock splits, recapitalizations or similar adjustments in the number of outstanding shares of our common stock. Under the terms of the 2017 Warrants, 2018 Warrants and Amended and Restated First Out Waterfall Notes, the number of shares of our common stock that may be acquired by a selling stockholder upon any exercise or conversion thereof is generally limited to the extent necessary to ensure that, following such exercise or conversion, such selling stockholder would not, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such selling stockholder for purposes of Section 13(d) of the Exchange Act, beneficially own in excess of 4.985% of the total number of shares of our common stock then issued and outstanding, which we refer to as the 4.985% blocker. For purposes of the 4.985% blocker, beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

For additional information regarding the Amended Facility Agreement, the Amended and Restated First Out Waterfall Notes, the 2018 Warrants and related transactions, see our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2018.

Pursuant to the Facility Agreement, we agreed to file the registration statement of which the Prospectus is a part to cover the resale of the shares of our common stock issuable upon exercise of the 2017 Warrants, and to keep such registration statement effective until the date on which all of the 6,470,000 shares registered for resale under this registration statement have been sold or can be sold publicly without restriction or limitation under Rule 144 under the Securities Act (assuming all of the Warrants are exercised for cash). Neither the Prospectus nor this prospectus supplement covers the resale of shares issuable upon exercise or conversion of the 2018 Warrants or the Amended and Restated First Out Waterfall Notes. We have agreed to register the resale of the 2018 Warrants pursuant to a separate registration statement.

Information concerning the selling stockholders may change from time to time, including by addition of additional selling stockholders, and, if necessary, we will amend or supplement this prospectus accordingly. We cannot predict when or whether any of the selling stockholders will exercise their 2017 Warrants and even if they do, we do not know how long the selling stockholders will hold the shares acquired upon exercise (or any other shares of our common stock that they may acquire) before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholders.

The following table sets forth the name of each selling stockholder, the number of shares of our common stock beneficially owned by the selling stockholders as of August 16, 2018, the number of shares that may be offered under this prospectus supplement and the Prospectus, and the number and percentage of our common stock beneficially owned by the selling stockholders assuming all of the shares covered hereby are sold. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

All information contained in the table below and the footnotes thereto is based upon information provided to us by the selling stockholders. The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes the sale of all shares being offered by the selling stockholders under this prospectus supplement and the Prospectus. Unless otherwise indicated in the footnotes to this table, we believe that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned.

Name and Address of Selling Stockholder(1)(2)	Number of Shares Beneficially Owned Prior to Offering(3)		Number of Shares Offered(4)	Number of Shares Beneficially Owned After Offering(8)	Percentage of Shares Beneficially Owned After Offering(3)
Deerfield Private Design Fund III, L.P.	6,923,334	(5)	2,156,667	4,766,667	4.985%
Deerfield Private Design Fund IV, L.P.	6,923,334	(6)	2,156,667	4,766,667	4.985%
Deerfield Partners, L.P.	6,923,333	(7)	2,156,666	4,766,667	4.985%

(1)	Unless otherwise indicated, the business address of each holder is: c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017.
(2)	Additional information concerning named selling stockholders or pledgees, donees, transferees or other successors-in-interest of any such stockholder may be set forth in a prospectus supplement.
(3)

Under the terms of the 2017 Warrants, 2018 Warrants and Amended and Restated First Out Waterfall Notes, the number of shares of our common stock that may be acquired by a selling stockholder upon any exercise or conversion thereof is generally limited to the extent necessary to ensure that, following such exercise or conversion, such selling stockholder would not, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such selling stockholder for purposes of Section 13(d) of the Exchange Act, beneficially own in excess of 4.985% of the total number of shares of our common stock then issued and outstanding, or the 4.985% blocker. For purposes of the 4.985% blocker, beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(4)	The number of shares offered hereby, for each selling stockholder, consists solely of the shares issuable upon exercise of the 2017 Warrants.
(5)

Includes an aggregate of 2,156,667 shares issuable upon exercise of 2017 Warrants and 4,766,667 shares issuable upon conversion of Amended and Restated First Out Waterfall Notes, held by Deerfield Private Design Fund III, L.P. Does not include 2,916,667 shares of our common stock issuable upon exercise of 2018 Warrants held by Deerfield Private Design Fund III, L.P., which are not currently exercisable and will not become exercisable within 60 days following the date of this prospectus supplement, or any Interest Payment Shares. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund III, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt III, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Private Design Fund III, L.P.

(6)

Includes an aggregate of 2,156,667 shares issuable upon exercise of 2017 Warrants and 4,766,667 shares issuable upon conversion of Amended and Restated First Out Waterfall Notes, held by Deerfield Private Design Fund IV, L.P. Does not include 2,916,667 shares of our common stock issuable upon exercise of 2018 Warrants held by Deerfield Private Design Fund IV, L.P., which are not currently exercisable and will not become exercisable within 60 days following the date of this prospectus supplement, or any Interest Payment Shares. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund IV, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Private Design Fund IV, L.P.

(7)

Includes an aggregate of 2,156,666 shares issuable upon exercise of 2017 Warrants and 4,766,667 shares issuable upon conversion of Amended and Restated First Out Waterfall Notes, held by Deerfield Partners, L.P. Does not include 2,916,667 shares of our common stock issuable upon exercise of 2018 Warrants held by Deerfield Partners, L.P., which are not currently exercisable and will not become exercisable within 60 days following the date of this prospectus supplement, or any Interest Payment Shares. Deerfield Mgmt, L.P. is the general partner of Deerfield Partners, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Partners, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Partners, L.P.

(8)

The number of shares beneficially owned after this offering, for each selling stockholder, consists solely of shares of our common stock issuable upon conversion of the Amended and Restated First Out Waterfall Notes. Such amounts do not include shares issuable upon exercise of the 2018 Warrants, which are not currently exercisable and will not become exercisable within 60 days following the date of this prospectus supplement.